RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel (604) 683-8610
Fax (604) 683-4499

SUPPL

December 11, 2003

United States Securities
and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.
20549

03045441

Exemption Number 82-3553

Dear Sirs:

Re: Raytec Development Corp.
British Columbia, Canada
<u>12g3-2(b) Exemption - 82-3553</u>

Please find enclosed additional documents required to be filed in connection with the above Exemption.

In this report I enclose the following:

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

1. News Release dated September 19, 2003;
2. News Release dated October 2, 2003;
3. News Release dated October 22, 2003;
4. News Release dated November 25, 2003;
5. BC Form 53-901F dated October 22, 2003;
6. BC Form 53-901F dated November 25, 2003;
7. TSX Venture Exchange acceptance letter dated November 20, 2003 re private placement;
8. BC Form 45-103F4 dated November 25, 2003 re private placement;
9. BC Form 45-103F4 dated October 28, 2003 re stock option grant; and
10. Quarterly report for the period ended July 31, 2003.

I trust you will find the enclosed to be in order and if you have any questions please do not hesitate to contact the undersigned.

Yours truly,

RAYTEC DEVELOPMENT CORP.
Per:
Toni Vodola
Corporate Secretary
Enclosures

dw 1/7

SEC MAIL RECEIVED PROCESSING
DEC 22 2003
WASH. D.C. 155 SECTION

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Trading Symbol: Pink Sheets RAYTF

EPA UPDATE

For immediate release: Friday September 19, 2003
Despite previous forecasts in reference to a specific timeline regarding EPA registration, for Sani-T-Bag as a hard surface disinfectant, the Company's subsidiary Avantec Technologies Inc. ("Avantec") has received recommendations from the EPA to submit a stand-alone registration. This application was previously filed as an addendum to the current EPA registration held by Avantec. The company is currently preparing to re-submit its application. Although this appears to be a delay, the company does not anticipate a long drawn-out process as the efficacy data and the work of previous submissions have already been completed.

The through its subsidiary Avantec the company continues to focus its commercial efforts on the development of business for cooling water applications. Our current EPA registration in this area has allowed us to obtain an initial customer base, which we expect to grow substantially in the next 3-6 months. The Company is targeting HVAC as well as light industry cooling towers with a total estimated market potential of $100 –150 million. Chemical savings, less maintenance and energy savings are the driving factors behind the implementation of Sani-T-Bag as a cost-effective biocide.

About Raytec (TSV-V: RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec (TSX-V: AVV)
Avantec, a subsidiary of Raytec Development Corp., is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. It's leading product, Sani-T-Bag™, has EPA registration and is currently being commercialized as a biocide for cooling towers and allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor

control, controlling the ripening and shrinkage of produce, and military uses in remote areas. The company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

-30-

For further information on The Raytec Group contact:
Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

Jerry A. Minni
President & CEO

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Trading Symbol: Pink Sheets RAYTF

UPDATE - COOLING TOWER MARKET

For immediate release: October 2, 2003
The Company's subsidiary Avantec Technologies Inc. is continuing to receive repeat orders for its proprietary Sani-T-Bag product for use as an algaecide in Cooling Towers from Aqua Science, Inc. of Columbus, Ohio, as well as other customers.

Aqua Science is a member of Associated Laboratories, a group of over twenty members worldwide, working together to provide a forum for the development and exchange of information, federal and state government regulations, and national account management in any and all water using systems. The Company recently made a presentation on Sani-T-Bag to the Associated Laboratories group at its annual meeting.

The Market for Industrial Cooling Towers

Cooling systems is one of the most extensive uses of water in industry. Industrial processes use water to lower its temperature for recycling purposes. Air conditioning, as well as industrial processes, requires the use of chillers and/or heat exchangers to reduce the temperature of water before its return to the process.

The treatment of cooling water is necessary in order to prevent scale and corrosion caused by the minerals in the water and, more importantly prevents the formation of microbiological slime due to bacterial contamination. Water always contains bacteria, and its use in industrial systems involves warm water along with areas of low velocity in pipes and equipment creating a favorable environment for bacteria proliferation. In addition, cooling towers function by scrubbing air from the surrounding atmosphere, therefore natural and/or contamination impurities in the air also contribute to bacterial growth.

Bacterial growth (slime), if untreated, will absorb mineral scale and corrosion by-products (iron oxide or rust) rendering the chemicals used for scale and corrosion control ineffective. Slime is extremely insulating and if not properly treated it will affect heat

transfer (to cool the water) resulting in (1) higher energy use, (2) malfunction of chillers (poor air conditioning performance) and heat exchangers (affecting production performance) and (3) uncontrolled growth of bacterial pathogens with potential health consequences (e.g. *Legionella*).

Market size

Cooling towers vary in size depending on the process to be cooled by water. There are very large towers with capacities of several hundred thousand gallons for basic industries such as oil refineries, utilities, and chemical plants. Small to medium-size manufacturing plants also need to cool down their processes and their capacity ranges from 10,000 to 100,000 gallons. Small industrial towers typically range from 500 to 10,000 gallons. The total global cooling water market for biocides is estimated at about $6 billion, which includes water treatment, disinfection, sanitizers, and preservatives (paints, treated wood, etc).

The systems we can target with Sani-T-Bag are those, which can be treated with a few pouches per week. Small systems spent $12 - 40 for biocides per week per tower at the retail level. Therefore, at the distributor level the selling price would be $6-20/week/tower or $300-1,000/tower/year. Depending on service requirements (heat load) and contamination these systems may use as little as one pouch/week to one pouch/day. At an average price of $2.50/pouch, this translates to $125-875/tower/year. We have estimated that in the US there are about 300,000 small towers (air conditioning and light industry), with an average market potential of $150,000,000.

Why would a water treatment service company sell Sani-T-Bag?

1. Many towers, even with two biocides, are not providing good results which mean loss of business for the service company;
2. Results are focused on performance to minimize unscheduled shutdowns of chillers (air conditioning) and critical production equipment in light industries;
3. Service companies are seeking a new product to sell and motivate their sales force to go after new business;
4. Sani-T-Bag in many cases results in energy savings. Keeping equipment clean means better heat transfer thus less energy to provide a given amount of cooling; and
5. It is possible that Sani-T-Bag could replace two biocides and in that case provide as much as a 50% reduction in the cost of the biocide program.

About Raytec (TSV-V: RAY)
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable-food control systems for the North American commercial grocery industry. Clients include such household names as: Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

About Avantec (TSX-V: AVV)
Avantec, a subsidiary of Raytec Development Corp., is a manufacturer of specialty antimicrobials with particular emphasis on dry-media chlorine dioxide. Sani-T-Bag, its leading product, has EPA registration and is currently being commercialized as a biocide for cooling towers. Sani-T-Bag also allows for the safe and low cost production of chlorine dioxide for a variety of uses, such as hard surface disinfecting, food processing, odor control, control of the ripening and shrinkage of produce, and military uses in remote areas. The company is also expecting registration for hard surface sanitation. AVV's manufacturing and laboratory facilities are located in Columbus, OH.

-30-

For further information on The Raytec Group contact:
Investor Relations
Suite 1104, 750 West Pender Street
Vancouver, BC V6C 2T8
Tel: 604.683-8610
Toll Free: 1.800-533-6633
info@raytecnet.com
www.raytecnet.com

RAYTEC DEVELOPMENT CORP.

Per: *"Jerry A. Minni"*

Jerry A. Minni
President & CEO

82-3553

RAYTEC DEVELOPMENT CORP.

#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604) 683-4499

WEBSITE - http://www.raytecnet.com
Trading Symbol: TSX-V: RAY
Pink Sheet: RAYTF

NEWS RELEASE

RAYTEC DEVELOPMENT CORP. COMPLETES UNIT PRIVATE PLACEMENT

VANCOUVER, BC – November 25, 2003 --- Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated October 22, 2003, it has completed a private placement of 681,000 units at a price of $0.22 per unit to a director. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.30 per share.

The securities issued pursuant to the private placement are subject to a hold period expiring March 20, 2004.

About Raytec Development Corp.
Established in 1979, Raytec currently ranks as the leading manufacturer, developer and marketer of perishable food control systems for the North American commercial grocery industry. Clients include such household names as Albertson's, Fred Meyer, Lowes Foods, Safeway and Winn-Dixie. Raytec's technologies help the food industry improve profit margins by reducing product loss, enhancing product quality and controlling safe food processing.

RAYTEC DEVELOPMENT CORP.

Per:

Jerry A. Minni, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

October 22, 2003

ITEM 3 NEWS RELEASE

October 22, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Unit Private Placement
Grant of Stock Options

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, subject to regulatory acceptance, it has arranged a private placement with a director of the Company in the amount of 681,000 units of the Company at a price of $0.22 per unit for gross proceeds of $149,820. Each unit consists of one common share and one non-transferable share purchase warrant. One warrant entitles the holder to purchase one additional common share at an exercise price of $0.30 per share for a period of two years from the date of issuance of the units. If the warrants are exercised an additional $204,300 will be realized. The subscription proceeds will be used for general working capital purposes.

The Company also announces that it has granted stock options to directors, officers and employees under its stock option plan in the amount of 450,000 shares in the capital stock of the Company exercisable at a price of $0.30 per share until October 22, 2005.

ITEM 6 **RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)**

N/A

ITEM 7 **OMITTED INFORMATION**

N/A

ITEM 8 **SENIOR OFFICERS**

Jerry Minni – Director, Tel., 604-683-8610
Toni Vodola – Secretary Tel., 604-681-1194

ITEM 9 **STATEMENT OF SENIOR OFFICER**

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 22nd day of October, 2003.

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

82-3553

BC FORM 53-901F (Previously Form 27)
FORM 27 (ALBERTA)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND SECTION 146(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1 REPORTING ISSUER

RAYTEC DEVELOPMENT CORP.
#1104-750 West Pender Street
Vancouver, BC
V6C 2T8
Tel: (604) 683-8610
Fax: (604 683-4499

ITEM 2 DATE OF MATERIAL CHANGE

November 20, 2003

ITEM 3 NEWS RELEASE

November 25, 2003 through the facilities of the TSX Venture Exchange.

ITEM 4 SUMMARY OF MATERIAL CHANGE

Completion of Unit Private Placement

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE

Raytec Development Corp. (the "Company") is pleased to announce that, further to its news release dated October 22, 2003, it has completed a private placement of 681,000 units at a price of $0.22 per unit to a director. Each unit consisting of one common share in the capital of the Company and one non-transferable share purchase warrant. One such warrant entitles the holder thereof to purchase an additional common share of the Company for a period of two years at a price of $0.30 per share.

The securities issued pursuant to the private placement are subject to a hold period expiring March 20, 2004.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BC) AND SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Jerry Minni – Director, Tel., 604-683-8610
Toni Vodola – Secretary Tel., 604-681-1194

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to in this report.

Dated at Vancouver, B.C. this 25th day of November, 2003.

JERRY A. MINNI, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT, THE SECURITIES REGULATION AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

82-3553

TSX venture EXCHANGE

November 20, 2003

By Facsimile: (604) 683-4499

Raytec Development Corp.
1104 – 750 West Pender Street
Vancouver, B.C.
V6C 2T8

Attention: Jerry A. Minni

Dear Sirs\Mesdames:

RE: RAYTEC DEVELOPMENT CORP. ("RAY")
Private Placement-Non-Brokered – Submission No. 88384

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced October 22, 2003:

Number of Shares:	681,000 shares
Purchase Price:	$0.22 per share
Warrants:	681,000 share purchase warrants to purchase 681,000 shares
Warrant Exercise Price:	$0.30 for a two year period
Number of Placees:	one placee

Insider / Pro Group Participation:

Name	**Insider=Y / ProGroup=P / New Insider=N [in the event warrants are exercised]**	**# of Shares**
Jerry Minni	Y	681,000

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6524 / FAX: (604) 844-7502 / EMAIL: colleen.chambers@tsxventure.com.

Yours truly,

C. Chambers

Colleen Chambers
Analyst
Corporate Finance

CC\le

File: ::ODMA\PCDOCS\DOCP\1209815\1

82-3553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   RAYTEC DEVELOPMENT CORP. #1104 – 750 West Pender Street Vancouver, BC, V6C 2T8
   Telephone: (604) 683-8610

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   November 20, 2003

4. For each security distributed:

   (a) describe the type of security, and
   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   681,000 shares with 681,000 non-transferable share purchase warrants attached to purchase 681,000 shares at a price of $0.30 per share for a two year period

5. Details of the distribution are provided in the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	**Price per security (Canadian $)**	**Total dollar value raised from purchasers in the jurisdiction (Canadian $)**
Vancouver, BC	$0.22	$149,820
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.22	$149,820

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
N/A		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: November 25, 2003

RAYTEC DEVELOPMENT CORP.

Name of issuer or vendor (please print)

JERRY A. MINNI, President

Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	**Number and type of securities purchased**	**Total purchase price (Canadian $)**	**Exemption relied on**
Jerry A. Minni #1104-750 West Pender Street Vancouver, BC V6C 2T8	681000 common shares and 681,000 non transferable share purchase warrants to purchase 681,000 shares at $0.30 per share for a two year period	$149,820	Section 74(2)(9) of the Securities Act

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

82-5553

Form 45-103F4
Report of Exempt Distribution

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

   RAYTEC DEVELOPMENT CORP., #1104 – 750 West Pender Street Vancouver, BC, V6C 2T8
   Telephone: (604) 683-8610

2. State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.

   The issuer is a reporting issuer in British Columbia, and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

   October 22, 2003

4. For each security distributed:

   (a) describe the type of security, and
   (b) state the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

   Stock Options - 450,000 common shares exercisable at $0.30 per share until October 22, 2005

5. Details of the distribution are provided in the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
Vancouver, BC	$0.30	Nil
Rossland, BC	$0.30	Nil
North Vancouver, BC	$0.30	Nil
Vancouver, BC	$0.30	Nil
Portland, Oregon	$0.30	Nil
Vancouver, BC	$0.30	Nil

Vancouver, BC	$0.30	Nil
Total dollar value of distribution in all jurisdictions (Canadian $)	$0.30	Nil

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)
N/A		

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: October 28, 2003

RAYTEC DEVELOPMENT CORP.

Name of issuer or vendor (please print)

JERRY A. MINNI, President

Print name and position of person signing

Signature

Schedule

Provide the following information on a separate page attached to this report for each type of security distributed. **The information in this schedule will not be placed on the public file of any securities regulatory authority.**

If the report is being filed for securities distributed on more than one distribution date, add a column to identify the dates the securities were distributed.

In British Columbia, for distributions under the exemptions in Part 4 of Multilateral Instrument 45-103 *Capital Raising Exemptions*, non-reporting issuers must also give the telephone number and e-mail address of the purchaser. If the purchaser has refused to provide this information, the issuer must include a statement to this effect in the report.

Do not include in this table, securities issued as payment of commissions or finder's fees disclosed under item 7 of the form.

Full name and residential address of purchaser	Number and type of securities purchased	Total purchase price (Canadian $)	Exemption relied on
Jerry Minni 7290 Southview Place Burnaby, BC V5A 4R6	75,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Jerry Bella 655 Drakes Road Box 873 Rossland, BC V0G 1Y0	75,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Robin D.A. Blues 1824 Bewicke North Vancouver, BC	75,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Toni Vodola 2309 Alder Street Vancouver, BC V6H 2S1	75,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Robert Thompson 7207 SE 86th Avenue Portland, Oregon 97266	50,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Quinn Field-Dyte 5 - 1905 W. 16th Avenue Vancouver, BC	50,000 stock options	Nil	Section 74(2)(9) of the Securities Act
Jody Bellefontaine #2207-1188 Howe Street Vancouver, BC V6Z 2S8	50,000 stock options	Nil	Section 74(2)(9) of the Securities Act

IT IS AN OFFENCE TO MAKE A MISREPRESENTATION IN THIS REPORT.

Instruction:

1. File this report and the applicable fee with the securities regulatory authority in each jurisdiction in which the issuer has distributed securities on or before the 10th day after the distribution of the security.

2. If distributions have not occurred within 10 days of each other, separate reports must be filed.

3. In order to determine the fee payable, consult the securities legislation of each jurisdiction. In some jurisdictions, the fee is calculated as a percentage of the proceeds realized by the issuer from, or total dollar value of, the securities distributed in that jurisdiction, as set out in item 5 of this report.

Notice - Collection and use of personal information

The personal information required under this form is collected on behalf of and used by the securities regulatory authorities for the purposes of the administration and enforcement of the securities legislation. Freedom of information legislation in certain jurisdictions may require the securities regulatory authority to make this information available if requested. As a result, the public may be able to obtain access to the information.

If you have any questions about the collection and use of this information, contact the securities regulatory authorities in the jurisdictions where the form is filed, at the address(es) set out below.

Alberta Securities Commission
4th Floor, 300 – 5th Avenue SW
Calgary, AB T2P 3C4
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2
Telephone: (604) 899-6854
Toll free in British Columbia and Alberta 1-800-373-6393
Facsimile: (604) 899-6506

The Manitoba Securities Commission
1130 – 405 Broadway Avenue
Winnipeg, MB R3C 3L6
Telephone: (204) 945-2548
Facsimile: (204) 945-0330

Securities Commission of Newfoundland
P.O. Box 8700
2nd Floor, West Block
Confederation Building
St. John's, NFLD A1B 4J6
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Government of the Northwest Territories
Department of Justice
Securities Registry
1st Floor Stuart M. Hodgson Building
5009 – 49th Street
Yellowknife, NT X1A 2L9
Telephone: (867) 920-3318
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Government of Nunavut
Department of Justice
Legal Registries Division
P.O. Box 1000 – Station 570
1st Floor, Brown Building
Iqaluit NU X0A 0H0
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Prince Edward Island Securities Office
95 Rochford Street, P.O. Box 2000
Charlottetown, PE C1A 7N8
Telephone: (902) 368-4569
Facsimile: (902) 368-5283

Saskatchewan Financial Services Commission
6th Floor
1919 Saskatchewan Drive
Regina, SK S4P 3V7
Telephone: (306) 787-5879
Facsimile: (306) 787-5899

#82-3553

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**

______ **Schedule B & C**

ISSUER DETAILS:

NAME OF ISSUER:	Raytec Development Corp.
ISSUER'S ADDRESS:	1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8
ISSUER TELEPHONE NUMBER:	(604) 683-8610
CONTACT PERSON:	Jerry A. Minni
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 683-8610
FOR QUARTER ENDED:	July 31, 2003
DATE OF REPORT:	September 18, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry A. Minni"	Jerry A. Minni	"03/09/18"
"Jerry M. Bella"	Jerry M. Bella	"03/09/18"

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2003

(UNAUDITED)

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED BALANCE SHEET AS AT JULY 31, 2003

	July 31, 2003	Oct. 31, 2002
ASSETS		
CURRENT		
Cash and short term investments	$ 223,326	$ 23,856
Accounts receivable	963,670	815,701
Inventories	160,534	584,460
Prepaid expenses and deposits	118,730	96,347
	1,466,260	1,520,364
CAPITAL ASSETS (Note 3)	146,980	177,044
PATENTS, TRADEMARKS AND LICENCES	101,087	103,855
	$ 1,714,327	$ 1,801,263
LIABILITIES		
CURRENT		
Short term indebtedness (Note 4)	$ 391,339	$ 813,768
Accounts payable and accrued liabilities	1,260,996	1,814,685
Advances and loans	475,364	93,450
Deferred revenue	277,942	324,250
Current portion of long-term debt	408,580	248,490
	2,814,221	3,294,643
LONG-TERM DEBT (Note 5)	542,783	498,302
SUBSCRIPTIONS RECEIVED	500,718	398,667
	3,857,722	4,191,612
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 6)	13,996,489	13,855,889
DEFICIT	(16,139,884)	(16,246,238)
	(2,143,395)	(2,390,349)
	$ 1,714,327	$ 1,801,263

APPROVED BY THE DIRECTORS:

"Jerry A. Minni"

"Jerry M. Bella"

The accompanying notes are an integral part of the financial statements.
PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE NINE MONTH PERIOD ENDED JULY 31, 2003

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2003	2002	2003	2002
DEFICIT, BEGINNING OF PERIOD	$(16,622,737)	$ (14,892,940)	$ (16,246,238)	$ (14,199,622)
NET INCOME (LOSS) FOR THE PERIOD	482,853	(257,686)	106,354	(951,004)
DEFICIT, END OF PERIOD	$(16,139,884)	$ (15,150,626)	$ (16,139,884)	$ (15,150,626)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF LOSS

FOR THE NINE MONTH PERIOD ENDED JULY 31, 2003

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2003	2002	2003	2002
SALES	$ 962,659	$ 1,282,933	$ 3,197,360	$ 4,221,952
COST OF SALES				
Material, wages and subcontracts	646,212	942,031	2,252,895	3,029,788
GROSS PROFIT	316,447	340,902	944,465	1,192,164
OPERATING EXPENSES				
Investor communications	6,847	31,062	61,315	118,681
Office and miscellaneous	204,363	170,320	420,273	396,077
Professional fees	69,198	21,217	140,889	157,572
Rent	24,896	15,989	69,869	90,286
Sales and marketing	59,150	154,147	315,848	475,952
Telephone	17,503	14,835	43,331	61,609
Transfer agent and filing fees	3,833	1,626	15,305	13,873
Travel	8,004	14,584	22,762	58,470
Wages and employee benefits	153,902	116,061	411,588	475,685
	547,696	539,841	1,501,180	1,848,205
OPERATING LOSS	(231,249)	(198,939)	(556,715)	(656,041)
OTHER EXPENSES (INCOME)				
Amortization	(12,902)	33,053	42,523	98,627
Exchange loss (gain)	(178,592)	(27,854)	(310,841)	(1,939)
Consolidation adjustments	(584,388)	-	(584,388)	-
Interest expense	46,226	47,916	137,741	183,638
Other expenses	15,554	5,612	51,896	14,637
	(714,102)	58,747	(663,069)	294,963
NET INCOME (LOSS) FOR THE PERIOD	$ 482,853	$ (257,686)	$ 106,354	$ (951,004)
LOSS PER SHARE	$ (0.08)	$ (0.05)	$ 0.02	$ (0.14)

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FOR THE PERIOD NINE MONTH PERIOD ENDED JULY 31, 2003

	THREE MONTHS ENDED JULY 31		NINE MONTHS ENDED JULY 31	
	2003	2002	2003	2002
OPERATING ACTIVITIES				
Net income (loss) for the period	$ 482,853	$ (257,686)	$ 106,354	$ (951,004)
Add items not involving cash:				
Amortization	(12,902)	33,053	42,523	98,627
	469,951	(224,633)	148,877	(852,377)
Cash provided (used) by net changes in non-cash working capital items	(360,818)	212,759	(511,726)	132,389
	109,133	(11,874)	(362,849)	(719,988)
FINANCING ACTIVITIES				
Proceeds from issuance of shares	7,200	-	140,600	201,000
Proceeds from share subscriptions	-	(910)	102,051	
Long-term debt (net)	2,101	-	345,171	331,706
	9,301	(910)	587,822	532,706
INVESTING ACTIVITIES				
Acquisition of capital assets	-	12,784	(25,503)	23,873
INCREASE (DECREASE) IN CASH	118,434	-	199,470	(163,409)
CASH, BEGINNING OF PERIOD	104,892	-	23,856	163,409
CASH, END OF PERIOD	$ 223,326	$ -	$ 223,326	$ -

The accompanying notes are an integral part of these financial statements.

PREPARED BY MANAGEMENT

RAYTEC DEVELOPMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JULY 31, 2003

1. NATURE OF OPERATIONS

The Company is engaged in the distribution of perishable control systems for the retail and wholesale grocery industry, in the development and marketing of products and processes for protection of perishable products and bacterial control.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These financial statements present the financial position, results of operations and changes in financial position of the Company and its subsidiaries on a going concern basis in accordance with Canadian generally accepted accounting principles.

b) Revenue Recognition

Sales of perishable control systems are recorded upon substantial completion of performance. Performance is considered to be substantially complete upon shipment of goods.

c) Foreign Currency Translation

Transactions and balances in foreign currencies are translated into Canadian dollars using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date. Resulting exchange gains and losses are included in the determination of income.

d) Inventory

Inventory consists chiefly of component parts recorded at the lower of cost, determined on a first-in-first-out basis, and net realizable value.

e) Capital Assets

Amortization is recorded over the useful lives of the assets which are estimated to be as follows:

Property and equipment:	
Equipment	3 to 5 years
Furniture and fixtures	3 to 5 years
Leasehold improvements	3 years
Vehicles	3 to 5 years
Patents and trademarks	17 years

f) Goodwill

Goodwill arose upon the acquisition of shares in the subsidiaries and assets which represent the excess of the purchase prices over the fair market value of the underlying net tangible assets. Goodwill is amortized over 40 years by the straight-line method.

g) Deferred Development Costs

Costs incurred in the development of new products and processes for the protection of perishable foods and bacterial control are deferred until commencement of commercial production or abandonment of development. Where commercial production proceeds, the related costs are amortized over the estimated economic life of the product or process. Where development is abandoned, the related costs are written off.

h) Loss per Share

The loss per share is based on the weighted average number of shares outstanding during the year.

3. CAPITAL ASSETS

Capital assets consist of the following:

	2003	2002
Equipment	$ 364.566	$ 364.566
Furniture and fixtures	57,001	57.001
Vehicles	96.528	97.163
Leasehold improvements	3.191	3.191
	521.286	521.921
Less: Accumulated amortization	374.306	344.877
	$ 146.980	$ 177.044

4. SHORT TERM INDEBTEDNESS

The short term indebtedness is a line of credit with a limit of US $800,000, due on May 16, 2004 and secured by a first lien position on accounts receivable, contract rights, chattel paper, documents instruments, general intangibles, raw materials, work in progress, finished goods and proceeds thereof. The lien bears interest at 0.05% applied to the daily outstanding balance, equivalent to 1.5% per month.

5 LONG-TERM DEBT

Long-term debt consists of the following:	2003	2002
Promissory Note for US $450,000 principle plus accrued Interest repayable on January 31, 2004 at 8% per annum.	$ 914,594	$ 700,875
Promissory Note for US $23,599 repayable in monthly instalments of $2,509 plus interest at 9% per annum maturing January 31, 2003	33,038	36,755
Capital equipment lease for US $2,609 secured by Related equipment and repayable in monthly instalments of US $325 including interest at 13.23%	3,731	9,162
	951,363	746,792
Less: Current portion	408,580	248,490
	$ 542,783	$ 498,302

6. SHARE CAPITAL

a) Authorized

100,000,000 Common shares without par value

b) Issued and Fully Paid:

	Number of Shares	Amount
Balance October 31, 2001	4,242,305	$ 13,654,889
Shares cancelled	-	(90,000)
Issuance of warrants and options	315,000	63,000
Private placements	540,000	138,000
Balance, October 31, 2002 and January 31, 2003	5,007,305	13,855,889
Stock options exercised	53,000	10,600
Private placements	1,000,000	130,000
Balance, April 30, 2003	6,060,305	$ 13,996,489

c) Warrants

As at July 31, 2003 the following warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,000,000	$ 0.17	January 3, 2005

d) Options

As at July 31, 2003, the following directors and employee stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
268,000	$ 0.20	October 10, 2003
48,000	$ 0.48	November 23, 2003
110,000	$ 0.30	June 4, 2004

7. COMMITMENTS

Annual minimum rental obligations under an operating lease for premises are as follows:

2003	$ 170,729
2004	298,000
2005	273,000
2006	125,000
	$ 866,729

BC FORM 51-901F

QUARTERLY REPORT AND YEAR END REPORT

Incorporated as part of: _______ **Schedule A**

__X__ Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER: Raytec Development Corp. (Formerly Raytec Capital Corp.)

ISSUER'S ADDRESS: 1104 - 750 West Pender Street, Vancouver, B.C. V6C 2T8

ISSUER TELEPHONE NUMBER: (604) 683-8610

CONTACT PERSON: Jerry A. Minni

CONTACT'S POSITION: President

CONTACT TELEPHONE NUMBER: (604) 683-8610

WEB ADDRESS: www.raytecnet.com

FOR QUARTER ENDED: July 31, 2003

DATE OF REPORT: September 18, 2003

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C

"Jerry A. Minni"	Jerry A. Minni	"03/09/18"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)
"Jerry M. Bella"	Jerry M. Bella	"03/09/18"
DIRECTOR'S SIGNATURE	PRINT NAME IN FULL	DATE SIGNED (YY/MM/DD)

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements of the Company for the period ended July 31, 2003.

1. Analysis of expenses and deferred costs:
   a) Breakdown of expenditures by major category:
      See Schedule A - Financial Statements

2. Related party transactions:
   a) There were no related party transactions during the period.

3. Summary of securities issued and options granted during the period:
   a) Securities issued during the period:

Issue date	Type of issue	Quantity	Price	Proceeds
Jan. 7/03	Private placement	1,000,000	$0.13	$ 130,000
Mar. 10/03	Exercise of options	5,000	$0.20	$ 1,000
Mar. 25/03	Exercise of options	7,000	$0.20	$ 1,400
Apr. 9/03	Exercise of options	5,000	$0.20	$ 1,000
Apr. 30/03	Exercise of options	5,000	$0.20	$ 1,000
July 24/03	Exercise of options	10,000	$0.20	$ 2,000

   b) Options granted during the period:
      No options were granted during the period.

4. Summary of securities at the end of the reporting period:
   a) Authorized capital stock:
      See Schedule A - Financial Statements - Note 6 (a).
   b) Issued capital stock:
      See Schedule A - Financial Statements - Note 6 (b).
   c) Options, warrants and convertible securities outstanding:
      See Schedule A - Financial Statements - Notes 6 (c) and (d).
   d) Shares in escrow of subject pooling:
      There are no shares subject to escrow or a pooling agreement.

5. List of directors and officers
   a) Directors:
      Jerry A. Minni
      Robin D A. Blues
      Jerry M. Bella
   b) Officers:
      Jerry A. Minni - Chairman, President, Chief Executive Officer, Chief Financial Officer
      Toni Vodola - Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of the Business

The Company is a leading manufacturer, developer and marketer of perishable food control systems and antimicrobial products. As a result of various acquisitions and technological developments the three key components of the Company's business are defined as follows:

- ***Core Business*** - Manufacture, development and marketing of misting, humidification and water treatment equipment for the retail and food storage industry.
- ***Service*** - Installation, preventive maintenance and emergency service through a well-trained network of field technicians.
- ***Antimicrobials*** - Manufacture and marketing of a proprietary line of chlorine dioxide-based products for all aspects of food processing and sanitation.

Discussion of Operations and Financial Conditions

The Company's consolidated revenues for the third quarter was $0.962 million, down from $1.282 million for the comparative period. The decrease was a result of general market and economic conditions. The Company is projecting an overall increase in sales in our core business in fiscal 2004. The sales in the antimicrobial division were less than anticipated due to delays in registration of products.

Manufacturing and installation costs for the second quarter was 68.0% of revenues, down 5.48% from the comparative period. The change was attributed to product mix.

General and administrative expenses remained consistent with the comparative period.

Selling and marketing expenses remained consistent with the comparable period.

The Company did not undertake any material investing activities during the third quarter.

During the third quarter the Company reported a net income of $182,853 as compared to an operating loss of $257,682 for the comparative period.

The Company has annual minimum rental obligations under leases for premises, which amount to $866,729 over the next four years.

The Company recently announced that it intends to take its technology subsidiary, Raytec Technologies Inc. public *in effort to focus the core business and the technology subsidiary on growth opportunities in their most promising* markets. This transaction was completed during the quarter. The Company maintains majority control of the subsidiary and will continue to work closely with respect to applications for perishable products.

There were no legal proceedings against the Company during the third quarter.

The Company has not entered into an investor relations activity contract with an outside firm. The Company's investor relations activities involve addressing responses to shareholders of questions directed to the directors.

Subsequent Events

There were no material subsequent events at July 31, 2003.

Financings Conditions, Liquidity and Solvency

The Company utilized credit facilities available during the year and from time to time relies on the sale of its treasury shares to investors to raise the required capital to fund its operations and development. A number of factors affect the ability of the Company to sell shares to raise capital for its business activities. These include stock market conditions, the Company's previous record in such endeavors and the experience and reputation of its management.

The Company intends to continue to finance its growth and operations primarily through internal cash flow, equity offerings and short-term borrowings as required.

The Company's working capital deficiency at July 31, 2003 was $1,347,961. During the nine month period ended July 31, 2003 the Company received $663,300 from private placements.